To: The Board of Directors and Shareholders of Cartoon Acquisition, Inc.

     To become effective May 14, 2004, I, Tom Daniels, do hereby resign my positions as the President, Treasurer, Secretary, and as a Director of Cartoon Acquisition, Inc., a Delaware corporation, and, I do not wish to stand for reelection to any position.

/s/ On File ________________________________ Tom Daniels